adecoagro

VOTE

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

A Annual General Meeting Proposals – The Board of Directors recommends a vote FOR proposals 1 – 9:

	For	Against	Abstain
1. Approval of the Consolidated Financial Statements as of and for the financial years ended December 31, 2025, 2024, and 2023.	☐	☐	☐
2. Approval of the Company's annual accounts as of December 31, 2025.	☐	☐	☐
3. Allocation of results for the year ended on December 31, 2025.	☐	☐	☐
4. Declaration of dividends of an amount of USD 35 million payable in two installments as determined by the Board of Directors.	☐	☐	☐
5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended on December 31, 2025.	☐	☐	☐
6. Approval and ratification of compensation of members of the Board of Directors for year 2025.	☐	☐	☐
7. Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d'entreprises agréé (Luxembourg) and Price Waterhouse & Co. S.R.L. (Argentina), as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2026.	☐	☐	☐

8. Re-election of the following members of the Board of Directors for a term of three (3) years each, ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2029:

	For	Against	Abstain
8.1 – Ivo Sarjanovic	☐	☐	☐
8.2 – Oscar Leon Bentancor	☐	☐	☐
8.3 – Andres Larriera	☐	☐	☐
9. Approval of compensation of members of the Board of Directors for year 2026.	☐	☐	☐

This proxy will be voted as directed, or if no direction is indicated, will be voted "FOR" items 1 though 9.

1 U P X

049BMF

2026 Annual General Meeting Admission Ticket

2026 Annual General Meeting of Adecoagro S.A. Shareholders

April 15, 2026, 11:00 a.m. CET
5, Place Winston Churchill,
L-1340 Luxembourg
Grand Duchy of Luxembourg

Upon arrival, please present this admission ticket and photo identification at the registration desk.

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.
The Notice of Meeting is available at: http://www.adecoagro.com

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

Proxy — Adecoagro S.A.

Annual General Meeting of Shareholders – April 15, 2026

THIS PROXY IS SOLICITED BY THE COMPANY

The undersigned hereby appoints Mr. Emilio F. Gnecco, and in case Mr. Gnecco is absent at the meeting, Mrs. Josefina Diaz Vega, and in case Mrs. Vega is absent at the meeting, the chairman of the Annual General Meeting, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 15, 2026 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

(Items to be voted appear on reverse side)

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C Non-Voting Items

Change of Address — Please print new address below.	**Comments** — Please print your comments below.